# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VTEX, CIK 0001793663
CUSIP: G9470A102
Title of class of securities: Class A Common Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands (E9), KY1-1002
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000947871-23-000168
Filed by CIK 0001546790

## Reporting persons
- DYNAMO INTERNACIONAL GESTAO DE RECURSOS LTDA.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Brazil (D5); sole voting power 3,655,982; shared voting power 0; sole dispositive power 3,655,982; shared dispositive power 0; aggregate amount beneficially owned 3,655,982 (4.7% of the class)
- DYNAMO ADMINISTRACAO DE RECURSOS LTDA.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Brazil (D5); sole voting power 125,120; shared voting power 0; sole dispositive power 125,120; shared dispositive power 0; aggregate amount beneficially owned 125,120 (0.2% of the class)

## Item 1. Issuer
Name of issuer: VTEX
Address of issuer's principal executive offices: Harbour Place, 103 South Church Street Grand Cayman, Cayman Islands KY1-1002

## Item 2. Person Filing
Name of person filing:
This Statement on Schedule 13G is being filed by Dynamo Internacional Gestao de Recursos Ltda. and Dynamo Administracao de Recursos Ltda. (collectively, the "Reporting Persons"), with respect to the Class A Common Shares of VTEX. (the "Issuer").

Dynamo Internacional Gestao de Recursos Ltda. serves as the investment manager of Dynamo Brasil I LLC, Dynamo Brasil III LLC, Dynamo Brasil V LLC, Dynamo Brasil VI LLC, Dynamo Brasil VIII LLLC, Dynamo Brasil IX LLC, Dynamo Brasil XIV LLC, Dynamo Brasil XV LP and Dynamo Cougar Master Fund, which directly hold the Class A Common Shares reported herein.

Dynamo Administracao de Recursos Ltda. serves as the investment manager of Dynamo Cougar Master Fundo de Investimento em Acoes and Ascese Fundo de Investimento em Acoes, which directly hold the Class A Common Shares reported herein.

The funds managed by Dynamo Internacional Gestao de Recursos Ltda. hold together 3,655,982 Class A Common Shares, which represents 4.7% of the Issuer. The funds managed by Dynamo Administracao de Recursos Ltda. hold, on an aggregated basis, 125,120 Class A Common Shares, which represents 0.2% of the Issuer.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Persons is Av. Ataulfo de Paiva, 1235 - 6 Andar, Rio de Janeiro, 22440-034, Brazil.
Citizenship: The Federative Republic of Brazil

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: investment adviser registered with the Comissao de Valores Mobiliarios of the Federative Republic of Brazil.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Persons are filing this Statement on Schedule 13G with respect to the Class A Common Shares held directly by the funds listed on item 2(a) above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers registered with the Comissao de Valores Mobiliarios of the Federative Republic of Brazil is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- DYNAMO INTERNACIONAL GESTAO DE RECURSOS LTDA.: /s/ Emerson Adriano Ferrato Melo, Emerson Adriano Ferrato Melo/Chief Operating Officer (02/14/2025)
- DYNAMO ADMINISTRACAO DE RECURSOS LTDA.: /s/ Emerson Adriano Ferrato Melo, Emerson Adriano Ferrato Melo/Chief Operating Officer (02/14/2025)